Exhibit 10.2

EXECUTION VERSION
EXECUTIVE EMPLOYMENT AGREEMENT
This Employment Agreement (including all Annexes and Exhibits attached hereto, the "Agreement") is entered into among Veritex Community Bank, a Texas corporation, having its principal office at 8214 Westchester Drive, Suite 400, Dallas, TX 75225 (“Veritex Bank”), Veritex Holdings Inc. (“Veritex Holding Co,” and together with Veritex Bank, the “Bank”) and Terry S. Earley (“Executive”). This Agreement is entered into on July 23, 2018, but shall become effective on the date specified in Section 1.1 hereof.
WITNESSETH:
WHEREAS, Veritex Holding Co., MustMS, Inc., a Texas corporation and wholly-owned subsidiary of Veritex Holding Co. (“Merger Sub”), and Green Bancorp, Inc., a Texas corporation (“Green Bancorp”) have entered into an Agreement and Plan of Reorganization, dated July 23, 2018 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Green Bancorp, with Green Bancorp as the surviving corporation, and immediately thereafter, Green Bancorp will merge with and into Veritex Holding Co., with Veritex Holding Co. as the surviving corporation (collectively, the “Merger”);
WHEREAS, Executive, Green Bancorp and Green Bank, N.A. ("Green Bank," and together with Green Bancorp, "Green") previously entered into an amended and restated employment agreement dated June 21, 2018 (the “Green Employment Agreement”);
WHEREAS, as of immediately prior to the consummation of the Merger, Executive is a participant in the Green Bancorp, Inc. Change in Control Severance Plan (the "Green CIC Plan"), and following the consummation of the Merger may have become entitled to certain payments and benefits under the Green CIC Plan;
WHEREAS, the Merger Agreement contemplates that the Bank will enter into employment agreements with certain individuals, including Executive, contingent on, and effective as of, the closing of the Merger Agreement
WHEREAS, Executive will receive good and valuable consideration in connection with the consummation of the Merger, including as a shareholder of Green Bancorp and as a holder of equity awards under Green Bancorp’s equity incentive plans; and
WHEREAS, the Bank desires to employ Executive following the Merger pursuant to the terms of this Agreement, and Executive desires to be so employed.
NOW, THEREFORE, in consideration of the above premises and the mutual agreements hereinafter set forth, the parties hereby agree as follows:

ARTICLE 1:	EMPLOYMENT AND DUTIES
1.1     The Bank agrees to employ Executive, and Executive agrees to be employed by the Bank, in the position set forth in Annex A attached hereto, beginning as of the Closing Date (as defined in the Merger Agreement) (the “Effective Date”) and continuing until terminated pursuant to Article 3 hereof, subject to the terms and conditions of this Agreement. As of the Effective Date, this Agreement shall supersede and replace the Green Employment Agreement in its entirety.
1.2    If the Closing (as defined in the Merger Agreement) does not occur or if the Merger Agreement is terminated prior to the consummation of the Merger in accordance with its terms, this Agreement shall be of no force or effect, and the Green Employment Agreement and the Green CIC Plan shall remain in full force and effect.
1.3    Executive agrees to serve in the assigned position and to perform diligently and to the best of Executive’s abilities the duties and services appertaining to such position as determined by the Chief Executive Officer of the Bank (the “CEO”), as well as such additional or different duties and services appropriate to such position which Executive from time to time may be reasonably directed to perform by the CEO and the Bank. Executive shall at all times comply with and be subject to such policies and procedures as the Bank may establish from time to time and shall protect the business and reputation of the Bank.
1.4    Executive shall, during the period of Executive’s employment by the Bank, devote Executive’s full business time, energy, and best efforts to the business and affairs of the Bank and its respective subsidiaries. Executive may not engage, directly or indirectly, in any other business, investment, or activity that interferes (without written approval from the CEO) with Executive’s performance of Executive’s duties hereunder, is contrary to the interests of the Bank and its respective subsidiaries and affiliates, or requires any significant portion of Executive’s business time.
1.5    In connection with Executive’s employment by the Bank, the Bank promises and agrees to provide Executive as of and from the Effective Date with access to Confidential Information (as defined below) pertaining to the business, services and affairs of the Bank and its subsidiaries and affiliates as is appropriate for Executive’s employment responsibilities, and to provide to Executive the payments and benefits set forth in this Agreement.

ARTICLE 2:	COMPENSATION AND BENEFITS
2.1    Executive shall be paid an annualized base salary as set forth in Annex A (the “Base Salary”), less payroll deductions and all required tax withholdings. Such Base Salary shall be paid in accordance with the Bank’s regular payroll practices applicable to its employees, as in effect from time to time. The Base Salary generally will be reviewed annually by the Compensation Committee (the “Committee”) of the Board of Directors of Veritex Holding Co. (the "Board") and may be increased from time to time in the discretion of the Committee. Any calculation to be made under this Agreement with respect to Executive’s Base Salary shall be made using the then current Base Salary in effect at the time of the event for which such calculation is made.
2.2    While employed by the Bank, Executive shall be allowed to participate in the Bank’s employee benefit plans and programs, on the same basis generally as other employees of the Bank. Such benefits, plans, and programs may include medical, health, and dental care, life insurance, disability protection, and retirement plans. Nothing in this Agreement shall be construed or interpreted to provide greater rights, participation, coverage or benefits under such benefit plans or programs than provided to similarly-situated employees pursuant to the terms and conditions of such benefit plans and programs. All such benefits will be awarded and administered in accordance with the Bank’s standard policies and practices and may be modified or terminated at any time in the Bank’s discretion.
2.3    The Bank shall not by reason of this Article 2 be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such incentive compensation or employee benefit program or plan, so long as such actions are similarly applicable to covered employees generally. Unless specifically provided for in a written plan document adopted by the Board or its predecessor, none of the benefits or arrangements described in this Article 2 shall be secured or funded in any way, and each shall instead constitute an unfunded and unsecured promise to pay money in the future exclusively from the general assets of Bank.
2.4    The Bank may withhold from any compensation, benefits, or amounts payable under this Agreement all federal, state, city, or other taxes as may be required pursuant to any law or governmental regulation or ruling.  Executive shall be responsible for paying, to the extent not withheld, any taxes (other than the employer portion of payroll taxes) on all benefits and compensation provided by the Bank.
2.5    Executive shall receive the Special Equity Award described in Annex A.

ARTICLE 3:	TERMINATION AND EFFECTS OF TERMINATION
3.1    Notwithstanding any other provisions of this Agreement, the Bank shall have the right to terminate Executive’s employment under this Agreement for any of the following reasons:
(a)    For Cause (as defined herein) upon the determination by the Bank that Cause exists for the termination of the employment relationship. For purposes of this Agreement, “Cause” means (i) Executive’s gross negligence, recklessness or willful misconduct in the performance of the duties and services required of Executive pursuant to this Agreement; (ii) Executive’s indictment or conviction of a felony, or plea of guilty or nolo contendere to a felony charge or acceptance of a deferred adjudication or probated sentence in connection with, an alleged felony; (iii) Executive’s willful refusal without proper legal reason to perform the duties and responsibilities required of Executive under this Agreement which remains uncorrected for thirty (30) days following written notice to Executive by the Board of such failure to perform; (iv) Executive’s engaging in conduct or acts of moral turpitude that Executive knows or should know is materially injurious to the Bank or any of its subsidiaries and affiliates; (v) Executive’s material breach of any provision of this Agreement or Bank corporate code or policy; or (vi) Executive’s violation of any applicable law in the conduct of Executive’s duties. It is expressly acknowledged and agreed that the decision as to whether “cause” exists for termination of the employment relationship by the Bank is delegated to the Board for determination. If Executive disagrees with the decision reached by the Board, the dispute will be limited to whether the Board reached its decision in good faith;
(b)    for any or no reason whatsoever, other than Cause, in the sole discretion of the Board;
(c)    upon Executive’s death; or
(d)    upon Executive’s becoming disabled so as to entitle Executive to benefits under the Bank’s long-term disability plan or, if Executive does not participate in such plan, if Executive is unable to perform the essential functions of his duties for the Bank for a period of three (3) months as a result of any medically determinable physical or mental impairment as supported by a written medical opinion to the foregoing effect by a physician selected by the Bank.
The termination of Executive’s employment by the Bank pursuant to Section 3.1(a) shall constitute a “Termination for Cause”; the effect of such termination is specified in Section 3.4. The termination of Executive’s employment by the Bank pursuant to Section 3.1(b) shall constitute an “Involuntary Termination”; the effect of such termination is specified in Section 3.5. The effect of the employment relationship being terminated pursuant to Section 3.1(c) is specified in Section 3.6. The effect of the employment relationship being terminated pursuant to Section 3.1(d) is specified in Section 3.7.
3.2    Executive shall have the right to terminate the employment relationship under this Agreement at any time for any of the following reasons:
(a)    Good Reason; or
(b)    for any other reason whatsoever, in the sole discretion of Executive.
The termination of Executive’s employment by Executive pursuant to Section 3.2(a) shall constitute an “Involuntary Termination”; the effect of such termination is specified in Section 3.5. The termination of Executive’s employment by Executive pursuant to Section 3.2(b) shall constitute a “Voluntary Termination”; the effect of such termination is specified in Section 3.3. For purposes of this Agreement, “Good Reason” means, in the absence of Executive’s prior written consent, the occurrence of any of the following: (i) a material adverse change in the nature or scope of Executive’s responsibilities, duties or authorities from those in effect as of the Effective Date; (ii) a substantial involuntary reduction in Executive’s Base Salary, Target Annual Bonus amount or Target Annual Long Term Incentive Equity Grant amount, except for across-the-board reductions similarly affecting all or substantially all employees (to the extent applicable); (iii) the relocation of Executive’s principal place of employment to another location of the Bank outside of a fifty (50) mile radius from the location of Executive's principal place of employment set forth in Annex A (provided that such relocation results in an increase to Executive’s daily commute); or (iv) the Bank’s material breach of this Agreement. Notwithstanding the foregoing, the parties agree that the Merger is intended and expected to have a transformative effect on the organization and operations of both the Bank and Green, and that the responsibilities, duties and authorities of employees, including Executive, may change over time as a result of the Merger to serve the business interests and objectives of the Bank, and accordingly, it shall not constitute grounds for Good Reason under clauses (i) or (iv) of this paragraph for the Bank to make such changes with respect to Executive's responsibilities, duties or authorities from those in effect as of the Effective Date; provided, that Executive maintains the title identified in Annex A and primary responsibilities, duties and authorities as are reasonably related to such role.
Notwithstanding the foregoing, Executive must provide written notice to the Bank of the existence of any condition (or conditions) that Executive believes constitutes Good Reason within ninety (90) days of the initial existence of such condition (or conditions). Upon receipt of such notice, the Bank will have forty-five (45) days to remedy the condition (or conditions). If the Bank remedies the condition (or conditions) of which it received notice, then such condition (or conditions) shall not constitute Good Reason for purposes of this Agreement.
3.3    Upon a Voluntary Termination of the employment relationship by Executive, all future compensation to which Executive is entitled and all future benefits for which Executive is eligible shall cease and terminate as of the date of termination. Executive shall be entitled to pro rata salary through the date of such termination, but Executive shall not be entitled to any bonuses or incentive compensation not yet paid at the date of such termination.
3.4    Upon a Termination for Cause, all future compensation to which Executive is entitled and all future benefits for which Executive is eligible shall cease and terminate as of the date of termination. Executive shall be entitled to pro rata salary through the date of such termination, but Executive shall not be entitled to any bonuses or incentive compensation not yet paid at the date of such termination.
3.5    Upon an Involuntary Termination of the employment relationship by either the Bank or Executive, Executive shall be entitled, in consideration of Executive’s continuing obligations hereunder after such termination (including Executive’s obligations under Articles 4 and 5 of this Agreement) and subject to the release requirement described in Section 3.5(d), to receive the following:
(a)    in the case of an Involuntary Termination that does not occur within the CIC Protection Period (as defined below):
(i)    continued payments of Base Salary for the period of twelve (12) months following the termination of employment, to be paid in accordance with Section 3.5(d);
(ii)    an amount equal to the Target Annual Bonus for the year in which Executive’s termination occurs, multiplied by a fraction, the numerator of which is the number of calendar days in such year that Executive was employed by the Bank and the denominator of which is three hundred sixty-five (365), to be paid in lump sum on the Payment Commencement Date (as defined below); and
(iii)    the annual cash bonus and the annual long-term incentive equity grant, if any, earned for the year preceding the year in which the termination occurs, if such bonus has not been paid or granted as of the termination date, to be paid in lump sum or granted on the Payment Commencement Date; or
(b)    in the case of an Involuntary Termination that occurs within the CIC Protection Period:
(i)    an amount equal to two and one half times (2.5x) the sum of (A) Executive’s Base Salary and (B) Target Bonus (as defined below) for the year in which Executive's termination occurs, to be paid in accordance with Section 3.5(d);
(ii)    an amount equal to (A) the sum of the Target Annual Bonus plus the Target Annual Long Term Incentive Equity Grant, in each case, for the year in which Executive’s termination occurs (such sum, the "Target Bonus"), multiplied by (B) a fraction, the numerator of which is the number of calendar days in such year that Executive was employed by the Bank and the denominator of which is three hundred sixty-five (365), to be paid in cash in lump sum on the Payment Commencement Date;
(iii)    an amount equal to two and one-half times (2.5x) the annual Bank contribution to the cost for Executive (and, where applicable, Executive’s spouse and dependents) to participate in the Bank’s medical, dental and vision coverage, calculated based on the Bank’s contribution cost for such coverage for the month immediately preceding the termination of employment, to be paid in cash in lump sum on the Payment Commencement Date; and
(iv)    the Bank shall, at its sole cost and expense, provide Executive with outplacement services with the person or entity of Executive’s choosing from among the Bank’s preferred outplacement providers suitable to Executive’s position for a period of one year or, if earlier, until the first acceptance by Executive of an offer of employment; provided, however, that in no event shall the value of the outplacement services provided hereunder exceed $25,000.
(c)    For purposes of this Section 3.5, the “CIC Protection Period” means the period commencing on the earlier to occur of (i) execution of an acquisition agreement contemplating a Change in Control and (ii) consummation of a Change in Control and ending eighteen (18) months following a consummation of such Change in Control. For this purpose, a “Change in Control” shall have the meaning set forth in the 2014 Omnibus Incentive Plan for Veritex Holdings, Inc.. Executive is not eligible to participate in the Bank's Change in Control Severance Policy.
(d)    Subject to Executive’s execution and non-revocation of (and the expiration of any applicable revocation period in respect of) a release of all claims in favor of the Bank and its subsidiaries and affiliates substantially in the form attached hereto as Exhibit A (with any changes necessary to comply with applicable law and/or make the release legally enforceable in the reasonable judgment of the Bank) within sixty (60) days following termination of employment, amounts payable to Executive pursuant to this Section 3.5 shall commence on the first payroll date following the seventh (7th day) after Executive's execution of the release (such first payroll date, the “Payment Commencement Date”); provided, that if the sixty (60) day period referenced above begins in one taxable year and ends in the subsequent taxable year, then such Payment Commencement Date shall not occur before the first day in the second of such two calendar years.
(e)    Notwithstanding the foregoing, if Executive is a "specified employee" within the meaning of Section 409A (as defined below) as of the effective date of termination of employment, then, to the extent necessary to avoid the imposition of taxes under Section 409A, no amount payable under this Section 3.5 shall be paid before the date that is six months after the effective date of Executive's "separation from service," or, if earlier, the date of Executive’s death. Any payments so deferred under this Section 3.5(e) (whether, in the absence of deferral, they would have otherwise been payable in lump sum or in installments) shall be paid to Executive in a lump sum without interest on the Bank’s first normal payroll date after the six-month date or the date of Executive’s death, as applicable, and any remaining payments due under this Section 3.5 will be paid in accordance with the normal payment dates specified for them herein.
3.6    Upon termination of the employment relationship as a result of Executive’s death pursuant to Section 3.1(c), Executive’s heirs, administrators, or legatees shall be entitled to Executive’s pro rata salary through the date of such termination, but, except as may be otherwise specifically set forth in an award agreement, Executive’s heirs, administrators, or legatees shall not be entitled to any bonuses or incentive compensation not yet paid to Executive at the date of such termination.
3.7    Upon termination of the employment relationship as a result of Executive’s disability pursuant to Section 3.1(d), Executive shall be entitled to his pro rata salary through the date of such termination, but, except as may be otherwise specifically set forth in an award agreement, Executive shall not be entitled to any bonuses or incentive compensation not yet paid to Executive at the date of such termination.
3.8    In all cases, the compensation and benefits payable to Executive under this Agreement upon termination of the employment relationship shall be offset against any amounts to which Executive may otherwise be entitled under any and all severance plans, and policies of the Bank and its subsidiaries or affiliates.
3.9    Termination of the employment relationship for any reason does not terminate those obligations imposed by this Agreement which are continuing obligations, including, without limitation, Executive’s obligations under Articles 4 and 5 of this Agreement.

ARTICLE 4:	NON-DISCLOSURE COVENANT
4.1    For the purposes of this Article 4, the phrase “Confidential Information” means any and all of the following: trade secrets concerning the business and affairs of the Bank and its subsidiaries and affiliates, product specifications, data, know-how, processes, graphs, inventions and ideas, past, current, and planned research and development, current and planned distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code, machine code, and source code), computer software and database technologies, systems, structures, and architecture (and related formulae, compositions, processes, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, and methods); information concerning the business and affairs of the Bank and its subsidiaries and affiliates (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, policies and procedures, personnel training techniques and materials, however documented); and notes, analysis, compilations, studies, summaries, and other material prepared by or for the Bank and its subsidiaries and affiliates containing or based, in whole or in part, on any information included in the foregoing. Executive acknowledges and agrees that Confidential Information includes any such information that Executive may originate, learn, have access to, or obtain, whether in tangible form or memorized, regardless of when such Confidential Information is or was received and includes Confidential Information belonging to, as of immediately prior to the Effective Date, Green and its affiliates. Notwithstanding the foregoing, Confidential Information shall not include any information that the Executive demonstrates was or became generally available to the public other than as a result of a disclosure of such information by the Executive or any other person under a duty to keep such information confidential.
4.2    The Bank promises and agrees that during Executive’s employment and as part of this Agreement, the Bank shall provide Executive with Confidential Information. Executive acknowledges that (a) the Bank and its subsidiaries and affiliates have devoted substantial time, effort, and resources to develop and compile the Confidential Information; (b) public disclosure of such Confidential Information would have an adverse effect on the business of the Bank and its subsidiaries and affiliates; (c) the Bank and its subsidiaries and affiliates would not disclose such information to the Executive, nor employ or continue to employ the Executive without the agreements and covenants set forth in this Article 4; and (d) the provisions of this Article 4 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information.
4.3    In consideration of the compensation and benefits to be paid or provided to Executive by the Bank under this Agreement and the acknowledgments set forth above, during the term of his employment and at all times thereafter, Executive agrees and covenants:
(a)    to hold Confidential Information in strictest confidence, not to disclose it to any person except with prior written consent of the Bank or as otherwise provided by the terms of this Agreement, and to use the Confidential Information solely for the benefit of the Bank;
(b)    not to use, duplicate, reproduce, distribute, disclose or otherwise disseminate Confidential Information or any physical embodiments thereof, except under similar obligations of confidentiality as set forth herein and solely to the extent necessary for the Executive to carry out his authorized duties to the Bank;
(c)    not to remove from the Bank premises or record (regardless of the media) any Confidential Information, except to the extent such removal or recording is necessary for the performance of Executive’s duties; and
(d)    not to use the Confidential Information for Executive’s own benefit without written consent of the Bank.
(e)    Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that (i) Executive will promptly give written notice of any such requirement to the Bank’s general counsel (or such other person as designated by the Bank's general counsel) and, to the extent permitted by applicable law, regulation and order, sufficiently in advance of making any disclosure to permit the Bank to contest the requirement to disclose such Confidential Information or to seek confidentiality protections and (ii) the disclosure does not exceed the extent of the disclosure required by such law, regulation or order. Executive understands and acknowledges that Executive’s obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon Executive’s first having access to such Confidential Information (regardless of when such Confidential Information is received) and shall continue during and after Executive’s employment by the Bank until such time as the Confidential Information shall become public knowledge, other than as a result of Executive’s breach of this Agreement or breach by those acting in concert with Executive or on Executive’s behalf.
(f)    Pursuant to the Defend Trade Secrets Act, 18 U.S.C. § 1833(b), Executive understands that he will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret of the Bank that (i) is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to his attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Executive understands that if he files a lawsuit for retaliation by the Bank for reporting a suspected violation of law, he may disclose the trade secret to his attorney and use the trade secret information in the court proceeding if he (x) files any document containing the trade secret under seal, and (y) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement, or any other agreement that Executive has with the Bank, is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section. Further, nothing in this Agreement or any other agreement that Executive has with the Bank shall prohibit or restrict him from making any voluntary disclosure of information or documents concerning possible violations of law to any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Bank.
(g)    Executive recognizes that the Bank and its subsidiaries and affiliates have received and in the future will receive from third parties their confidential or proprietary information subject to a duty on their parts to maintain the confidentiality of such information and to use it only for certain limited purposes. Executive agrees that Executive owes the Bank, its subsidiaries and affiliates, and such third parties, at all times, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person (except as necessary in carrying out such Executive’s duties hereunder consistent with the Bank’s agreement with such third party) or to use it for the benefit of anyone other than for the Bank or such third party (consistent with the Bank’s agreement with such third party) without the express written authorization of the Bank.
(h)    Executive agrees that, upon termination or the completion of his employment, Executive will deliver to the Bank or its subsidiaries, as applicable, all Confidential Information as well as any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any of the aforementioned items belonging to the Bank or any of its subsidiaries and affiliates.

ARTICLE 5:	RESTRICTIVE COVENANTS
5.1     The Bank and Executive hereby mutually agree that the nature of the Bank’s business and Executive’s employment hereunder are based on the Bank’s goodwill, public perception, and customer relations. Therefore, ancillary to this otherwise enforceable agreement and in exchange for Executive being provided access to the Confidential Information and the other agreements and consideration set forth herein and in the Merger Agreement, Executive hereby agrees and covenants to each and all of the following:
(a)    Non-Competition. Executive hereby covenants and agrees that during the Restricted Period (as defined below) Executive will not, without the prior written consent of the Bank, either directly or indirectly, on Executive’s own behalf or in the service or on behalf of others, as a principal, partner, officer, director, joint venture, stockholder, investor, consultant, advisor, manager, supervisor, administrator, consultant, employee or in any other capacity which involves duties and responsibilities similar to those undertaken for the Bank, engage in or actively prepare to engage in the Business (as defined below) within the Restricted Area (as defined below); provided, however, that nothing in this Section 5.1(a) shall prohibit Executive from making passive investments of not more than three percent (3%) of the capital stock or other ownership or equity interest, or voting power, in a public company, registered under the Securities Exchange Act of 1934, as amended.
(b)    Non-Solicitation of Customers. Executive hereby covenants and agrees that during the Restricted Period Executive will not (except on behalf of, or with the prior written consent of, the Bank), on the Executive’s own behalf or in the service or on behalf of others, solicit or attempt to solicit any Customer (as defined below) for the purpose of causing such Customer to cease doing, reduce the level of, or change the terms of business with the Bank. Executive further covenants and agrees that during the Restrictive Period Executive will not (except on behalf of, or with the prior written consent of, the Bank), on the Executive’s own behalf or in the service or on behalf of others, solicit or attempt to solicit any person or entity located in the Restricted Area (as defined below) for purposes of selling products or services to such person that are in competition with the products or services offered or sold by the Bank or its subsidiaries and affiliates. Executive further covenants and agrees that during the Restrictive Period Executive will not divert or appropriate or attempt to divert or appropriate, directly or by assisting others, any business from any of the Customers (as defined below).
(c)    Non-Solicitation of Employees and Independent Contractor. Executive hereby covenants and agrees that during the Restricted Period Executive will not on the Executive’s own behalf or in the service or on behalf of others, solicit, recruit, employ, or hire or attempt to solicit, recruit, employ or hire, any Employee or Independent Contractor (as such terms are defined below) with whom Executive worked or had a direct or indirect reporting relationship. Executive further agrees not to contact in any manner any such Executive or Independent Contractor for the purpose of encouraging such Employee or Independent Contractor to leave or terminate his or her employment or engagement with the Bank or its affiliates.
(d)    Non-Interference with Business Relationships. Executive hereby covenants and agrees that during the Restricted Period Executive will not interfere or attempt to interfere with the relationship of the Bank or any of its subsidiaries and affiliates with any person who at the relevant time is an Employee, Customer, contractor, or supplier of the Bank or its subsidiaries and affiliates.
(e)    For purposes of this Section 5.1, “Restricted Period” shall mean the period of Executive’s employment and the 12 months following the termination of Executive’s employment for any reason; “Restricted Area” shall mean the geographic area encompassing the counties in which the Bank has offices or branches, or is actively planning to open an office or branch, in each case, as of the date of termination of Executive’s employment; the “Business” shall mean commercial and personal banking services (including related lending services); “Customers” shall mean existing customers of the Bank, its predecessors, subsidiaries and affiliates and actively-sought prospective customers, if during the prior 12 months of Executive’s employment, (a) Executive has or had material contact with such prospective customer or (b) Executive has or had knowledge or information about any actual or planned research, analysis, offer or communication by the Bank concerning such prospective customer; and “Employees” and “Independent Contractors” includes any employees and independent contractors of the Bank, its subsidiaries and affiliates as of the relevant time, and any employees and independent contractors who terminated employment or engagement with the Bank, its predecessors, subsidiaries and affiliates, for any reason within the six months preceding the relevant time.
(f)    Executive acknowledges and agrees that the length and scope of the restrictions contained in this Section 5.1 are reasonable and necessary to protect the legitimate business interests, including goodwill, of the Bank and its subsidiaries. The duration of the agreements contained in this Section 5.1 shall be extended for the amount of any time of any violation thereof and the time, if greater, necessary to enforce such provisions or obtain any relief or damages for such violation through the court system.
5.2    Non-Disparagement. During the term of his employment and at all times thereafter, Executive agrees and covenants that the Executive will not make, publish or communicate, or encourage others to make, publish, or communicate, to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Bank or its affiliates, any of their respective businesses, products, services or activities, or any of their respective current or former officers, directors, managers, employees or agents. This Section 5.2 shall not prohibit Executive from providing truthful testimony in response to a validly issued subpoena or from giving performance reviews or otherwise engaging in Executive’s duties pursuant to Article 1.
5.3    If any covenant in this Article 5 is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope and time, and such lesser scope and/or time, as an arbitrator or a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against Executive. In the event of termination of Executive’s employment with the Bank for any reason, Executive consents to the Bank communicating with Executive’s new employer, any entity in the business or through or in connection with which Executive is restricted hereunder, or any other party about the restrictions and obligations imposed on Executive under this Agreement.
5.4    If the Bank or any of its subsidiaries shall file a lawsuit in any court of jurisdiction alleging a breach of any Executive’s obligations under Section 5.1 of this Agreement, the Restricted Period referenced in Section 5.1 shall be tolled during any time Executive was in breach of those allegations.

ARTICLE 6:	MISCELLANEOUS
6.1    For purposes of this Agreement the terms “affiliates” of an entity or person or “affiliated” with an entity or person means any other entity or person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the entity or person.
6.2    For purposes of this Agreement the term “subsidiary” of an entity means any other entity (i) in which such entity directly or indirectly owns 50% or more of such other entity’s voting securities or (ii) with which it is required to be consolidated under GAAP.
6.3    This Agreement shall be deemed drafted equally by both the Bank and Executive. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Unless the context clearly indicates to the contrary, (i) the plural includes the singular and the singular includes the plural; (ii) “includes” and “including” are each “without limitation”; (iii) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (vi) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.
6.4    For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
If to the Bank:
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225
Facsimile Number: (972) 349-6155
Attention: C. Malcolm Holland, III
Email: mholland@veritexbank.com
If to Executive, to the address on file with the Bank.
Any party may furnish a change of address to the other parties in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.
6.5    This Agreement shall be exclusively governed in all respects by the laws of the State of Texas, excluding any conflict-of-law rule or principle that might refer the construction of the Agreement to the laws of another State or country.
6.6    No failure by any party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
6.7    The covenants by Executive in Articles 4 and 5 are essential elements of this Agreement, and without Executive’s agreement to comply with such covenants, the Bank would not have entered into this Agreement nor agreed to (i) employ Executive, (ii) share confidential information with Executive, or (iii) provide the payments and benefits described herein. The Bank and Executive have independently consulted their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by the Bank. If Executive’s employment hereunder expires or is terminated by the Bank or Executive, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of Executive in Articles 4 and 5.
6.8    It is a desire and intent of the parties that the terms, provisions, covenants, and remedies contained in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term, provision, covenant, or remedy of this Agreement or the application thereof to any person, association, or entity or circumstances shall, to any extent, be construed to be invalid or unenforceable in whole or in part, then such term, provision, covenant, or remedy shall be construed in a manner so as to permit its enforceability under the applicable law to the fullest extent permitted by law. In any case, the remaining provisions of this Agreement or the application thereof to any person, association, or entity or circumstances other than those to which they have been held invalid or unenforceable, shall remain in full force and effect.
6.9    This Agreement shall be binding upon and inure to the benefit of the Bank and any other person, association, their respective successors and assigns or entity which may hereafter acquire or succeed to all or substantially all of the business or assets of the Bank by any means whether direct or indirect, by purchase, merger, consolidation, or otherwise. Executive’s rights and obligations under the Agreement hereof are personal and such rights, benefits, and obligations of Executive shall not be voluntarily or involuntarily assigned, alienated, or transferred, whether by operation of law or otherwise, without the prior written consent of the Bank.
6.10    As of the Effective Date, this Agreement (including, for the avoidance of doubt, the Annexes and Exhibits attached hereto) and the 2014 Omnibus Incentive Plan for Veritex Holdings, Inc. constitute the entire agreement of the parties with regard to such subject matters, and contains all of the covenants, promises, representations, warranties, and agreements between the parties with respect to such subject matters. The parties expressly agree and acknowledge that the terms of this Agreement supersedes any and all rights or obligations Executive otherwise has or may have under the Green CIC Plan and the Green Employment Agreement. Each party to this Agreement acknowledges that no representation, inducement, promise, or agreement, oral or written, has been made by either party with respect to such subject matters, which is not embodied herein, and that no agreement, statement, or promise relating to the employment of Executive by the Bank that is not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by each party whose rights hereunder are affected thereby, provided that any such modification must be authorized or approved by the Board.
6.11    The parties intend that the provisions of this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986 and the regulations thereunder (collectively, “Section 409A”) and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding the foregoing, nothing in this Agreement shall be interpreted or construed to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A) from Executive to the Bank or to any other individual or entity. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination also constitutes a “Separation from Service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment,” “separation from service” or like terms shall mean Separation from Service. To the extent necessary to avoid a violation of Section 409A, an event will only constitute a “Change in Control” within the meaning of this Agreement if such event also qualifies as a change in control event within the meaning of Section 409A. Each amount to be paid or benefit to be provided to Executive pursuant to this Agreement, and each individual installment in a series of payments, shall be construed as a separate identified payment for purposes of Section 409A, and any payments described in this Agreement that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year.
6.12    If (i) the Bank is in default, as defined in Section (3)(x)(l) of the Federal Deposit Insurance Act, (ii) the Federal Reserve Board, Federal Deposit Insurance Corporation (or its successor) (the “FDIC”) or a court appoints a conservator or receiver for the Bank, (iii) the Texas Banking Commissioner closes or initiates receivership proceedings for the Bank or tenders the Bank to the FDIC, or (iv) the shareholders and the board of directors of the Bank initiate voluntary dissolution, then all obligations under this Agreement will terminate as of the date of such event, but no vested rights of the Executive will be affected. Further, all obligations under this Agreement will be terminated, except, to the extent the FDIC determines that continuation of the Agreement is necessary for the continued operation of the Bank:
(a)    at the time the board of directors of the FDIC enters into an agreement to provide assistance to or on behalf of the Bank under the authority of the Federal Deposit Insurance Act; or
(b)    at the time the board of directors of the FDIC approves a supervisory merger or when the Bank is determined by the board of directors of the FDIC or its designee to be in an unsafe or unsound condition.
If any payment hereunder is determined to violate any regulatory requirement applicable to the Bank, the Bank may decline to make such payment or amend the amount or timing of such payment to comply with such regulatory requirements, including the requirements of 12 U.S.C. 1828(k) and 12 C.F.R. part 359. Notwithstanding anything to the contrary herein, the application of this Section 6.10 shall not constitute “Good Reason” under this Agreement and shall not entitle Executive to the termination payments set forth in Article 3. Any payments made to Executive pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. § 1828(k) and 12 C.F.R. part 359 and any other regulations promulgated thereunder as the same may be modified from time to time.

ARTICLE 7:	ARBITRATION
All disputes arising out of this Agreement shall be resolved as set forth in this Section 7; however, nothing contained in this Agreement shall preclude the Bank from seeking injunctive relief in a court of competent jurisdiction for the purpose of enforcing the promises and covenants made by Executive in this Agreement, including those in Article 4 and 5 of this Agreement. If the parties hereto are unable to resolve any dispute relating to the terms of this Agreement within ten (10) business days from the date negotiations began, then without the necessity of further agreement of either party, either party may submit the dispute to binding arbitration pursuant to this section. Such arbitration shall be conducted before a single arbitrator in Dallas, Texas, in accordance with the Employment Arbitration Rules of the American Arbitration Association (“AAA”) then in effect, provided that the parties may agree to use an arbitrator other than those provided by the AAA. The arbitrator shall not have the authority to add to, detract from, or modify any provision of this Agreement. The arbitrator shall have the authority to order all remedies otherwise available in a civil court, including, without limitation, back pay, severance compensation, vesting options (or cash compensation in lieu of vesting options), reimbursement of costs, including those incurred to enforce this Agreement. A decision by the arbitrator shall be final and binding. The arbitration shall be conducted consistent with all applicable law, and the arbitration award shall be in writing, in a form capable of review if required by applicable law. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The prevailing party in any arbitration conducted under this Article 7 shall be entitled to an award of reasonable attorneys’ fees and expenses (each as determined by the arbitrator) arising from the arbitration.

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IN WITNESS WHEREOF, the Bank and Executive have duly executed this Agreement in multiple originals to be effective on the date first stated above.

VERITEX HOLDINGS, INC.
By: /s/ C. Malcolm Holland, III
Name: C. Malcolm Holland, III
Title: Chairman and Chief Executive Officer

VERITEX COMMUNITY BANK
By: /s/ C. Malcolm Holland, III
Name: C. Malcolm Holland, III
Title: Chief Executive Officer

EXECUTIVE
/s/ Terry S. Earley
Terry S. Earley

ANNEX A TO
EXECUTIVE EMPLOYMENT AGREEMENT
BETWEEN VERITEX HOLDINGS, INC. AND TERRY S. EARLEY

Executive Name:	Terry S. Earley
Position:	Executive Vice President and Chief Financial Officer
Principal Place of Employment:	Dallas, Texas
Reporting Relationship:	Chief Executive Officer
Annual Base Salary:	$400,000
Target Annual Bonus:	40% of Base Salary
Target Annual Long Term Incentive Equity Grant:	40% of Base Salary
Special Equity Award:
Restricted Stock Units (“RSUs”) will be granted to Executive as soon as reasonably practicable following the Effective Date under the 2014 Omnibus Incentive Plan for Veritex Holdings, Inc. (or a successor plan) (the “Equity Plan”), to be settled in Veritex common stock upon vesting (subject to continued employment through such vesting) as follows:

Unvested RSUs will vest immediately upon a Change in Control (as defined in the Equity Plan), upon a termination by the Bank without Cause or a resignation by Executive with Good Reason (each as defined in the Executive Employment Agreement), or due to death or disability. Unvested RSUs will be forfeited immediately upon any other termination.

The RSUs remain subject to approval by the Board of Directors of Veritex Holdings, Inc. and the terms and conditions of the Equity Plan and a related award agreement to be entered into between Executive and Veritex Holdings, Inc..

Apartment and Commuting Expenses:
For the first 36 months of employment hereunder, the following expenses shall be reimbursed: (i) rent expenses for an apartment located in Dallas, Texas, up to $2,000 per month, and (ii) reasonable, out-of-pocket airfare costs for up to two roundtrips per month between Dallas, Texas and Raleigh, North Carolina.

Relocation Expenses:
Reimbursement of: (i) moving expenses actually incurred in connection with relocation from Houston to Dallas, up to a maximum of $10,000 (after-tax); (ii) reimbursement of reasonable expenses actually incurred in connection with obtaining housing in Dallas (including reasonable broker's fees); and (iii) reimbursement of any lease breakage fees or similar costs actually incurred in connection with the termination of current Houston lease.

Paid Time Off (PTO):	Executive shall be entitled to four weeks of PTO per year.
Expenses:	Reimbursement of reasonable business expenses in accordance with Bank policies (including reimbursement of Executive’s cellular telephone bill up to a maximum of $100 per month).
Benefits:	Eligible for the package of benefits offered to all full-time employees of the Bank.

EXHIBIT A
FORM OF RELEASE
[attached hereto]